January 22, 2026

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Park Ha Biological Technology Co., Ltd.
Registration Statement on Form F-1, as amended (File No. 333-290410)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), D. Boral Capital LLC, as the placement agent, hereby join the Company’s requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on January 26, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that there will be distributed to each placement agent or dealer, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the Preliminary Prospectus, dated December 5, 2025, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that it has complied and will continue to comply, and that they have been informed by the participating dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, D. Boral Capital LLC

/s/ Stephanie Hu
Name:	Stephanie Hu
Title:	Co-Head of Investment Banking

cc:	Mclaughlin & Stern, LLP Concord & Sage PC